SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 2, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	1084S	March 1, 2007
2.	Regulatory News Service Notice	0414S	February 28, 2007
3	Regulatory News Service Notice	9077R	February 27, 2007

07021768

SUPPL

B

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

03/01/07 04:12 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Dividend Payment - Correction

This Email Alert service is brought to you by Elementis

RNS Number:1084S
Elementis PLC
01 March 2007

Elementis plc ("the Company")

Subject to approval at the Annual General Meeting the final dividend being proposed by the Board of the Company will be paid on 8 May 2007, and not 5 May 2007 as stated in the preliminary results announced on 27 February 2007. The dividend will be paid to members on the register at the close of business on 10
April 2007, this remains unchanged.

Kathryn Silverwood
Company Secretary

1 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCOKDKKCBKKPNK

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

02/28/07 08:56 AM

To "eleanor.besserman@elementis.com"
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:0414S
Elementis PLC
28 February 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 441,885,549 ordinary shares of 5p each at 28 February 2007. The Company holds 19,901 ordinary shares as treasury shares. Therefore, the total number of voting rights in Elementis plc is 441,865,648 as at 28 February 2007.

The above figure may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Kathryn Silverwood
Company Secretary

28 February 2007

END
TVROKFKPNBKDDBB

RNS: 9077R

27 February 2007

SEC File No. 82-34751

ELEMENTIS plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

Elementis plc, the Global Specialty Chemicals Company, announces its results for the year ended 31 December 2006.

HIGHLIGHTS
From continuing operations

- Underlying sales up 6 per cent.
- Operating profit before exceptional items up 97 per cent.
  - Improved operating profit in all business segments.
- Profit before tax and exceptional items up 159 per cent.
  - Restructuring of overheads reduced costs by over £13 million.
- Retirement benefit obligations reduced by £24.7 million (40 per cent).
- Proposed final dividend up 9 per cent.

Financial Summary

	2006	2005
Sales*	**£395.9m**	£399.4m
Operating profit*	**£37.6m**	£19.1m
Profit before tax*	**£30.1m**	£11.6m
Diluted earnings per share*	**6.7p**	2.6p
Dividend/distribution to shareholders - final proposed	**1.2p**	1.1p
- full year	**2.4p**	2.2p
Operating profit/(loss) after exceptional items	**£40.6m**	£(25.4)m
Diluted earnings per share after exceptional items	**7.0p**	(8.8)p

* from continuing businesses and before exceptional items

Commenting on the results, Group Chief Executive, David Dutro said:

"We are pleased to report the significant improvement in the Group's performance. We successfully implemented the strategic plan announced in October 2005 which, combined with strong global demand for our products, increased earnings and resulted in underlying sales growth of 6 per cent.

Specialty Products reduced selling, general and administrative expenses by over £5 million while underlying sales improved by 7 per cent due to good growth in the Coatings, Construction and Oilfield segments.

Pigments' manufacturing costs were reduced by over £2 million by transitioning our North America based customers to our Tai Cang plant in China and underlying sales improved by 6 per cent due to robust demand in Coatings, Chemicals and Construction.

In Chromium, the manufacturing base was restructured, reducing UK capacity by 50 per cent and operating profit before exceptional items improved due to higher average selling prices.

Profit improvement programs continued throughout 2006 and provide confidence in the Group's ability to drive earnings progression. 2007 has started on a positive note and we believe that the current global environment will support further progress and growth in shareholder value. With the restructuring program completed, we anticipate a positive cash flow in 2007 and a corresponding reduction in debt."

– Ends –

Enquiries

Elementis

Robert Beeston	Chairman	020 7408 9300
Brian Taylorson	Finance Director	

Financial Dynamics 020 7831 3113

Andrew Dowler
Greg Quine

Chairman's Statement

The business strategy announced by the Group in October 2005 was targeted to improve the base level of the Group's profits in 2006 from which to grow earnings in subsequent years. This objective would be achieved through a combination of overhead cost reduction, leveraging the Pigments cost base, increased focus on the Specialties business segment and repositioning of the Chromium business to stabilise earnings and reduce volatility.

It is pleasing to report the very significant result that has been achieved through the successful implementation of this strategy.

Results

Operating profit from continuing operations, before exceptional items, improved by 97 per cent over the previous year to £37.6 million and all businesses showed an increase. This significant improvement was in large part due to the Group's restructuring exercise announced during 2005 which has resulted in fixed costs falling by over £13 million in 2006. In addition Specialties and Pigments have benefited from strong markets in most parts of the world and Chromium showed improved earnings on the back of higher selling prices and the restructuring of the Eaglescliffe site.

Revenue for the year was £395.9 million which is an increase of 6 per cent after adjusting for businesses sold or exited. Pricing in Chromium was 11 per cent higher than the previous year, largely due to actions taken in 2005, while more modest price improvements were achieved in our other businesses and margin improvement will remain a priority for 2007. Pigments and Specialties both benefited from strong markets and the Surfactants business was restructured by eliminating low margin business to provide a sound platform as we move into 2007.

Diluted earnings per share from continuing operations, before exceptional items, was 6.7 pence versus 2.6 pence in 2005. There were a number of exceptional items recorded in the year as part of the restructuring exercise which resulted in a net gain of £3.0 million. After exceptional items diluted earnings per share was 7.0 pence. Debt levels remained at a similar level to the previous year.

Dividend

The Board is recommending a final dividend of 1.2 pence taking the total return to shareholders for the year to 2.4 pence. Subject to approval at the Annual General Meeting, the dividend will be paid on 5 May 2007 to members on the register at the close of business on 10 April 2007. The Board intends to continue to review the dividend policy as earnings performance permits.

The Board

I joined the Board as Chairman in September 2006 at which time Edward Bramson stepped down as Executive Chairman, but remains on the Board as non-executive Director. Edward was the architect of the recent restructuring and I would like to thank him on behalf of the whole Board for his excellent contribution to shareholder value and the future prospects of the Group. In January 2007 David Dutro joined the Board as Group Chief Executive having previously been Chief Operating Officer, Elementis Worldwide and before that President of Elementis Pigments. David brings a wealth of experience in our businesses and our industry, and has played a leading role in developing and implementing the recent reorganisation and improvement in performance. I am confident that Elementis will continue to benefit from his leadership going forward.

Environmental, health and safety

Our performance in this area continues to be at the high end of industry standards and the Board is committed to driving continuous improvement in this important part of our business.

People

In the short time I have been on the Board I have visited a number of sites and offices around the Group, and have been impressed by the quality and dedication of our people. I would like to thank them for their hard work in delivering the excellent results in 2006.

Outlook

We will continue to focus on the highest margin Specialties business segment as the most significant driver of profitable growth in 2007. The Group will also continue to benefit across all business segments from the successful restructuring, undertaken during the last two years, to improve business efficiency. Improved cash flow and corresponding debt reduction will also be evident now that the cash costs of restructuring are largely behind us.

2007 has started on a positive note and we believe that the current global environment will support further progress and growth in shareholder value.

Robert Beeston
Chairman
27 February 2007

Financial Performance

Revenue

	Revenue 2005 £million	Effect of exchange rates £million	Disposals 2006 £million	Increase/ (decrease) 2006 £million	**Revenue 2006 £million**
Specialties					
- Specialty Products	139.7	0.1	(4.7)	9.7	**144.8**
- Surfactants	45.7	0.4	-	-	**46.1**
Specialties total	185.4	0.5	(4.7)	9.7	**190.9**
Pigments	90.7	0.7	(1.5)	4.3	**94.2**
Chromium	129.4	(0.6)	-	(12.0)	**116.8**
Specialty Rubber	40.5	-	(40.5)	-	**-**
Inter-segment	(6.1)	-	-	0.1	**(6.0)**
	439.9	0.6	(46.7)	2.1	**395.9**

Introduction
IFRS requires separate disclosure of items of income and expense which are material by virtue of their nature or amount. These items are considered to be most appropriately disclosed as exceptional.

Elementis management consider that the information presented in the tables in this review provide useful financial information relating to the performance of the Group. This information should not be considered as an alternative, but as supplementary to the full IFRS income statement presented on page 11.

Group results
Group revenue increased by 6 per cent to £395.9 million in 2006, after adjusting for businesses sold or exited and the Chromium, UK capacity rationalisation. Higher average selling prices were the main driver of the increase with pricing across the Group up by 5 per cent over the previous year, due to increases in Chromium and Specialties. Volumes improved in both Speciality Products and Pigments due to good market demand in Coatings, Oilfield and Construction. In Chromium volumes were lower due to the price increases implemented in 2005, while Surfactant volumes were lower due to product mix optimisation initiatives which resulted in lower volumes but which will achieve higher margins.

Group operating profit from continuing businesses, before exceptional items, was £37.6 million versus £19.1 million in the previous year, an increase of 97 per cent. Energy costs increased by £3.3 million, just under 10 per cent versus the previous year and other raw materials and variable costs increased by around 9 per cent, with most of the increases occurring in Chromium. These increases were more than offset by improvements in sales and, in addition, Group fixed costs were reduced by over £13.0 million versus the previous year as a result of the restructuring program that was initiated by the Board in 2005. Operating profit also benefited from £1.8 million of currency hedging gains which were split equally between Specialties and Chromium.

Diluted earnings per share from continuing businesses, before exceptional items, was 6.7 pence compared to 2.6 pence in the previous year. The increase was largely driven by the improvement in operating profit. After exceptional gains of £3.0 million, which are described below, diluted earnings per share was 7.0 pence versus a loss per share of 7.2 pence in 2005.

Elementis Specialties

Specialty Products
Revenue in Specialty Products was £144.8 million in 2006, an increase of 7 per cent over the previous year after adjusting for a business sold in 2005. Improved volumes in both Coatings and Oilfield additives was the

Operating profit			**2006**			2005
			Adjusted			Adjusted
£million	**Operating profit**	**Exceptional items***	**operating profit**	Operating profit	Exceptional items*	operating profit
Continuing operations						
Specialties						
- Specialty Products	**25.9**	**(0.9)**	**25.0**	14.6	2.4	17.0
- *Surfactants*	**0.3**	**0.3**	**0.6**	0.1	0.5	0.6
	26.2	**(0.6)**	**25.6**	14.7	2.9	17.6
Pigments	**7.1**	**(1.0)**	**6.1**	(5.9)	7.1	1.2
Chromium	**13.3**	**(1.4)**	**11.9**	(21.7)	29.5	7.8
Central costs	**(6.0)**	**-**	**(6.0)**	(12.5)	5.0	(7.5)
	40.6	**(3.0)**	**37.6**	(25.4)	44.5	19.1
Discontinued operations						
Speciality Rubber	**-**	**-**	**-**	1.2	-	1.2
	40.6	**(3.0)**	**37.6**	(24.2)	44.5	20.3

* excluding profit / (loss) on disposal of business

main cause of the increase, while overall pricing was over 2 per cent better than the previous year largely due to selective increases in these two sectors during the second half. In Coatings, strong demand drove volume improvements of close to 15 per cent in Europe and Asia, while demand in North America was initially strong, it slowed in the second half due to a slow down in housing starts so that full year volumes ended higher by around 5 per cent. Oilfield volumes improved by around 8 per cent versus the previous year due to higher oil prices and increased drilling activity, and were particularly strong in Europe due to new business in the Nordic region. In the US, the largest region, volumes improved by around 4 per cent while Canadian markets were somewhat softer due to some switching of drilling resources away from deeper wells and growing activity in oil sands projects.

Operating profit before exceptional items in 2006 improved by 47 per cent to £25.0 million. Fixed costs decreased by more than £5.0 million due to the restructuring program initiated in 2005 to reduce selling, general and administration costs. Otherwise, higher revenue more than offset increases in raw materials and energy.

Surfactants

Revenue in Surfactants was £46.1 million in 2006, marginally higher than the previous year. Good volume growth was seen in the oilfield sector but this was offset by the planned optimisation initiative. As part of this initiative, low margin business has been reduced and margin enhancement programs were introduced during the second half of the year which should continue to benefit the business into 2007.

Operating profit before exceptional items was unchanged at £0.6 million in 2006. Improvements in the sales mix were not sufficient to offset around £3.0 million of increases in raw materials and energy costs, but the business also benefited from over £2.0 million of fixed cost improvements due to rationalisation of the manufacturing site in the Netherlands.

Elementis Pigments

Revenue in Pigments increased by 4 per cent in 2006 to £94.2 million and by 6 per cent excluding sales to the US driers market which was exited during the year. Higher volumes in Coatings, Chemical and Construction applications were the main driver of the increase and prices were raised on a number of key products in response to higher energy and raw material prices, although pricing measured across the whole business was relatively stable year on year. In Coatings the North American customers were successfully transitioned to the new Chinese product following the start up of the plant in Tai Cang, and volumes increased with key customers due to strong consumer demand. Volumes also improved in Europe and Asia Pacific. Construction volumes were higher in North America and Asia Pacific due to good demand while volumes in Europe were impacted by a decision to exit from some low margin sales. The granular iron oxide product continued to make good progress. In Driers a decision was made during the year to exit the unprofitable North American business and this reduced revenue by around £1.5 million.

Operating profit before exceptional items was £6.1 million for the year versus £1.2 million in 2005. As well as the positive impact of higher sales, the current year also benefited from a reduction of £3.6 million in fixed costs due mainly to improved manufacturing costs following the start up of the Tai Cang plant in 2005.

Elementis Chromium

The Chromium business was significantly restructured during the first half of 2006. Part of the Eaglescliffe, UK plant was closed in March 2006 reducing the global manufacturing capacity of the business by 25 per cent. The net impact of this on operating profit in 2006 was largely neutral as the loss of sales volumes was offset by a reduction in manufacturing costs. In addition more hedging activity has been undertaken in both energy and currency, and contract discussions with customers have focussed more on sharing the volatile cost elements or setting a fixed price that allows Elementis to hedge them. All of this has been done to improve the quality of earnings by reducing volatility and thereby improving predictability. Results for the year also benefited from the aggressive price improvement program that was implemented throughout 2005. Consequently average selling prices in 2006 were around 11 per cent higher than the previous year, more than offsetting increases in raw materials and energy of around £13.0 million, of which £1.7 million was energy. Selling prices have been relatively stable during 2006.

	2006 £million	2005 £million
Sales		
- UK	**38.4**	56.4
- US	**78.4**	73.0
	116.8	129.4
Adjusted operating profit/(loss)*		
- UK	**1.7**	(0.3)
- US	**10.2**	8.1
	11.9	7.8

* before exceptional items

In the US sales increased by 7 per cent over the previous year with higher pricing being the main driver of the improvement. Otherwise volumes were lower in the chromic acid market due to changes in the Chromated Copper Arsenate ('CCA') market for timber treatment at the beginning of 2005. Operating profit before exceptional items improved by 26 per cent to £10.2 million as higher selling prices outpaced increases in energy and raw materials, and fixed costs benefited from £0.5 million of insurance recoveries relating to a historic legal settlement.

In the UK sales also increased by 7 per cent over the previous year after adjusting for the effects of the plant closure. Metal oxide volumes were down by around 10 per cent due to increases in price implemented in 2005, but sales of first pass oxide to the Southern European ceramics market were up on higher demand. Operating profit before exceptional items improved to £1.7 million in 2006 from a loss of £0.3 million in the previous year. Higher selling prices more than offset lower volumes and increases in energy and raw materials.

Central costs

Central costs are costs that are not identifiable as expenses of a particular business, and are comprised of expenditures of the Board of Directors and the corporate office. In 2006, as a result of restructuring initiated in 2005 to reduce overheads, central costs have been reduced by £1.5 million to £6.0 million.

Exceptional items

There were net exceptional gains before taxation of £3.0 million (2005: charges of £47.7 million) in the year. In the first half of 2006 there was a curtailment gain of £1.7 million which arose as a result of changes to the Group's US defined benefit pension scheme. This was offset by a charge of £1.7 million in relation to further restructuring of the administrative activities of Elementis Specialties which reduced the head count by 34 employees.

In the second half, Elementis has amended its post retirement medical benefit scheme in its Specialties division where participants have become eligible for similar benefits from the government. As a result an exceptional gain of £2.0 million was recorded. In addition, a credit of £1.0 million is included as exceptional which relates to the release of restructuring provisions no longer required.

Interest

Continuing operations	2006 £million	2005 £million
Finance income	0.2	0.3
Finance cost of borrowings	(8.3)	(6.6)
	(8.1)	(6.3)
Pension finance income/(charge)	1.6	(0.4)
Discount on provisions	(1.0)	(0.8)
	(7.5)	(7.5)

An increase of £1.8 million in net interest payable on bank borrowings, due to a combination of higher interest rates and higher borrowings, was offset by a favourable variance of £2.0 million in pension finance income/(charge). An increased return on UK pension scheme assets and lower interest costs on scheme liabilities resulted in pension income of £1.6 million in 2006 compared to an expense in the previous year of £0.4 million.

Interest cover, the ratio of operating profit before exceptional items to interest on net borrowings, was 4.6 times (2005: 3.3 times).

Taxation

Tax charge	£million	Effective rate per cent
Before exceptional items	(0.1)	-
Exceptional items	(1.3)	43.3
Total	(1.4)	4.2

The tax charge on profit before exceptional items comprised overseas corporation tax of £1.1 million less prior period credits of £1.0 million.

Tax on exceptional items of £1.3 million relates to deferred taxation in respect of exceptional gains of £3.7 million on pension and post retirement medical benefits. The overall tax charge was 4.2 per cent of profit before taxation which is lower than the standard rate of UK corporation tax due to the amortisation of goodwill in the US for tax purposes.

Earnings per share

Reported basic and diluted earnings per share from continuing operations were 7.1 pence (2005: loss of 8.8 pence) and 7.0 pence (2005: loss of 8.8 pence) respectively. After adjusting for exceptional items, basic and diluted earnings per share from continuing operations were 6.8 pence (2005: 2.6 pence) and 6.7 pence (2005: 2.6 pence) per share respectively. Diluted earnings per share from continuing operations, before exceptional items increased by 158 per cent on previous year mainly due to the increase in operating profit before exceptional items.

Distribution to shareholders

In 2005 the Group ceased its policy of issuing and redeeming B shares to shareholders as a method of making a distribution. As a result, all of the redeemable B shares outstanding on 1 November 2006 were compulsorily redeemed for £2.1 million. During 2006 the Group paid a final dividend in respect of the year ended 31 December 2005 of 1.1 pence per share. An interim dividend of 1.2 pence per share was paid on 3 November 2006 and the Board is proposing a final dividend of 1.2 pence per share which will be paid on 5 May 2007.

Cash flow

The cash flow is summarised below:

	2006 £million	2005 £million
Ebitda[1]	52.4	38.5
Change in working capital	(13.0)	1.9
Capital expenditure	(13.2)	(16.8)
Pension	(7.8)	(14.1)
Interest and tax	(8.7)	(9.4)
Other	(0.2)	(1.8)
	9.5	(1.7)
Distribution to shareholders	(10.1)	(9.7)
Acquisitions and disposals	1.4	23.7
Exceptional items	(10.8)	(12.7)
Currency fluctuations	8.8	(8.8)
Increase in net borrowings	(1.2)	(9.2)
Net borrowings at start of year	(99.4)	(90.2)
Net borrowings at end of year	(100.6)	(99.4)

[1] Ebitda - earnings before interest, tax, exceptional items, depreciation and amortisation

Ebitda[1] increased by 36 per cent to £52.4 million (2005: £38.5 million) in the year due to the higher operating profit. The Group invested £13.0 million in additional working capital, partly due to a strategic build of inventory at Elementis Chromium and partly to support growth at Elementis Specialties. Capital expenditure amounted to 89 per cent of depreciation (2005: 93 per cent) and payments to pension schemes, net of service cost, decreased by £6.3 million following a £7.0 million contribution in 2005 in connection with the disposal of Specialty Rubber. As a result of the restructuring that was announced in 2005, there was a cash outflow on exceptional items of £10.8 million (2005: £12.7 million) in the year.

Currency fluctuations had a positive impact on net borrowings in the year of £8.8 million and despite the restructuring spend and investment in working capital, the increase in net debt was limited to £1.2 million.

Balance sheet

	2006 £million	2005 £million
Intangible fixed assets	**151.6**	170.6
Other net assets	**148.3**	118.6
	299.9	289.2
Equity	**199.3**	189.8
Net borrowings	**100.6**	99.4
	299.9	289.2
Gearing[2] (per cent)	**34**	**34**

[2] the ratio of net borrowings to equity plus net borrowings

Currency fluctuations also had a significant effect on equity during the year. The main exchange rates relevant to the Group are set out below:

	2006 Year end	2006 Average	2005 Year end	2005 Average
US dollar	**1.96**	**1.84**	1.72	1.82
Euro	**1.48**	**1.47**	1.46	1.46

The majority of the Group's assets are denominated in US dollars and the weaker US dollar in the year resulted in a reduction to equity of £23.0 million (2005: increase of £18.3 million). Goodwill, which the Group does not hedge, decreased by £18.7 million as a result of currency fluctuations.

The main movements in equity were the retained profit for the year of £31.7 million, actuarial gains on pension schemes of £8.6 million, the exchange loss on translation of foreign operations of £23.0 million and dividends paid of £10.1 million.

Pensions and other post retirement benefits

Retirement benefit obligations decreased by £24.7 million in the year to £37.3 million (2005: £62.0 million). Total contributions to pension and post retirement benefit schemes amounted to £12.0 million (2005: £19.1 million). Actuarial gains of £8.6 million (2005: loss of £1.5 million) and curtailment gains and settlements of £3.7 million (2005: 10.4 million) also reduced the liability. In addition, net finance income of £1.6 million (2005: expense of £0.4 million) and currency gains of £2.9 million were partly offset by the current service cost of £4.2 million (2005: £6.0 million). This was lower than previous year because of the Elementis Chromium and Elementis Specialties Delden restructuring in 2005 and as a result of changes to the US defined benefit pension scheme.

Consolidated income statement
for the year ended 31 December 2006

	Note	2006 Before exceptional items £million	2006 Exceptional items (note 5) £million	2006 After exceptional items £million	2005 Before exceptional items £million	2005 Exceptional items (note 5) £million	2005 After exceptional items £million
Continuing operations							
Revenue		395.9	-	395.9	399.4	-	399.4
Cost of sales		(274.7)	-	(274.7)	(280.8)	(41.0)	(321.8)
Gross profit		121.2	-	121.2	118.6	(41.0)	77.6
Distribution costs		(52.6)	-	(52.6)	(58.5)	(2.6)	(61.1)
Administrative expenses		(31.0)	3.0	(28.0)	(41.0)	(0.9)	(41.9)
Operating profit/(loss)		37.6	3.0	40.6	19.1	(44.5)	(25.4)
Profit on disposal of business		-	-	-	-	4.6	4.6
Investment income	3	0.2	-	0.2	0.3	-	0.3
Finance costs	4	(7.7)	-	(7.7)	(7.8)	-	(7.8)
Profit/(loss) before income tax		30.1	3.0	33.1	11.6	(39.9)	(28.3)
Tax	6	(0.1)	(1.3)	(1.4)	(0.3)	(3.1)	(3.4)
Profit/(loss) for the year from continuing operations		30.0	1.7	31.7	11.3	(43.0)	(31.7)
Discontinued operations							
Profit/(loss) from discontinued operation		-	-	-	1.1	(7.8)	(6.7)
Profit/(loss) for the year		30.0	1.7	31.7	12.4	(50.8)	(38.4)
Attributable to:							
Equity holders of the parent		29.9	1.7	31.6	12.2	(50.3)	(38.1)
Minority interests		0.1	-	0.1	0.2	(0.5)	(0.3)
		30.0	1.7	31.7	12.4	(50.8)	(38.4)
Earnings per share							
From continuing and discontinued operations:							
Basic (pence)	7	6.8		7.1	2.8		(8.8)
Diluted (pence)	7	6.7		7.0	2.8		(8.8)
From continuing operations:							
Basic (pence)	7	6.8		7.1	2.6		(7.2)
Diluted (pence)	7	6.7		7.0	2.6		(7.2)

Consolidated balance sheet
at 31 December 2006

	2006 31 December £million	2005 31 December £million
Non-current assets		
Goodwill and other intangible assets	151.6	170.6
Property, plant and equipment	126.1	141.1
Interests in associates	0.7	0.7
Other investments	1.0	2.6
Deferred tax assets	7.3	11.1
Total non-current assets	286.7	326.1
Current assets		
Inventories	67.7	63.5
Trade and other receivables	73.1	75.6
Cash and cash equivalents	14.5	13.0
Total current assets	155.3	152.1
Total assets	442.0	478.2
Current liabilities		
Bank overdrafts and loans	(0.7)	(4.6)
Trade and other payables	(61.8)	(69.5)
Current tax liabilities	(3.3)	(5.6)
Provisions	(2.4)	(11.8)
Total current liabilities	(68.2)	(91.5)
Non-current liabilities		
Loans and borrowings	(114.4)	(107.8)
Retirement benefit obligations	(37.3)	(62.0)
Deferred tax liabilities	-	(0.3)
Provisions	(19.0)	(22.4)
Government grants	(2.2)	(2.3)
Total non-current liabilities	(172.9)	(194.8)
Total liabilities	(241.1)	(286.3)
Net assets	200.9	191.9
Equity		
Share capital	22.1	21.8
Share premium	3.6	1.9
Other reserves	71.0	89.5
Retained earnings	102.6	76.6
Total equity attributable to equity holders of the parent	199.3	189.8
Minority equity interests	1.6	2.1
Total equity	200.9	191.9

Consolidated cash flow statement
for the year ended 31 December 2006

	2006 £million	2005 £million
Operating activities:		
Profit/(loss) for the year	31.7	(38.4)
Adjustments for:		
Investment income	(0.2)	(0.3)
Finance costs	7.7	7.9
Tax charge	1.4	3.4
Depreciation and amortisation	14.8	18.2
Decrease in provisions	(2.2)	(1.3)
Pension contributions net of current service cost	(7.8)	(14.1)
Share based payments	0.9	0.8
Exceptional items	(3.0)	47.7
Cash flow in respect of exceptional items	(10.8)	(12.7)
Operating cash flow before movement in working capital	32.5	11.2
Increase in inventories	(9.8)	(1.0)
(Increase)/decrease in trade and other receivables	(1.6)	0.3
(Decrease)/increase in trade and other payables	(1.6)	2.6
Cash generated by operations	19.5	13.1
Income taxes (paid)/received	(0.7)	(2.6)
Interest paid	(8.3)	(7.2)
Net cash flow from operating activities	10.5	3.3
Investing activities:		
Interest received	0.3	0.4
Disposal of property, plant and equipment	1.5	-
Purchase of property, plant and equipment	(13.2)	(16.8)
Disposal of businesses	1.4	23.7
Net cash flow from investing activities	(10.0)	7.3
Financing activities:		
Issue of shares	2.0	0.9
Redemption of B shares	(2.1)	(9.7)
Dividends paid	(10.1)	-
Purchase of own shares	(2.4)	-
Decrease in borrowings repayable within one year	-	(3.0)
Increase/(decrease) in borrowings repayable after one year	17.9	(0.9)
Repayment of obligations under finance lease	-	(0.2)
Net cash from/(used in) financing activities	5.3	(12.9)
Net increase/(decrease) in cash and cash equivalents	5.8	(2.3)
Cash and cash equivalents at 1 January	8.4	10.3
Foreign exchange on cash and cash equivalents	(0.4)	0.4
Cash and cash equivalents at 31 December	13.8	8.4

Consolidated statement of recognised income and expense
for the year ended 31 December 2006

	2006 £million	2005 £million
Exchange differences on translation of foreign operations	(23.0)	18.3
Actuarial gain/(loss) on pension and other post-retirement schemes	8.6	(1.5)
Deferred tax associated with pension and other post-retirement schemes	-	(0.9)
Gains on cash flow hedges taken to equity	1.9	0.7
Net expense/(income) recognised in equity	(12.5)	16.6
Profit/(loss) for the year	31.7	(38.4)
Total recognised income and expense	19.2	(21.8)
Effect of change in accounting policy		
Effect of adoption of IAS 32 and 39 on 1 January 2005 on:		
Share capital	-	(2.2)
	19.2	(24.0)
Total recognised income and expense is attributable to:		
Equity holders of the parent	19.1	(23.7)
Minority interests	0.1	(0.3)
	19.2	(24.0)

Notes to the financial statements

1 Preparation of the preliminary announcement

The financial information in this statement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the year ended 31 December 2005 are not the Group's financial statements for that year. Those financial statements, which were prepared under International Financial Reporting Standards as adopted by the EU (adopted IFRS), have been reported on by the Group's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. This preliminary announcement was approved by the Board of Directors on 27 February 2007.

2 Basis of preparation

Elementis plc is a company incorporated in the UK. The information within this document has been prepared and approved by the directors in accordance with adopted IFRS.

The Group's financial statements have been prepared on the historical cost basis except that derivative financial instruments and financial instruments held for trading or available for sale are stated at their fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. The accounting policies have been consistently applied across group companies to all periods presented.

3 Investment income

	Continuing operations		Discontinued operations			Total
	2006 £million	2005 £million	2006 £million	2005 £million	2006 £million	2005 £million
Interest on bank deposits	0.2	0.3	-	-	0.2	0.3

4 Finance costs

	Continuing operations		Discontinued operations			Total
	2006	2005	**2006**	2005	**2006**	2005
	£million	£million	**£million**	£million	**£million**	£million
Interest on bank loans	**8.3**	6.5	**-**	0.1	**8.3**	6.6
Interest on other loans	**-**	0.1	**-**	-	**-**	0.1
Total borrowing costs	**8.3**	6.6	**-**	0.1	**8.3**	6.7
Interest on corporation tax payments	**-**	0.1	**-**	-	**-**	0.1
Unwind of discount on provisions	**1.0**	0.7	**-**	-	**1.0**	0.7
Expected return on pension scheme assets	**(26.2)**	(24.8)	**-**	-	**(26.2)**	(24.8)
Interest on pension scheme liabilities	**24.6**	25.2	**-**	-	**24.6**	25.2
Pension and other post retirement liabilities	**(1.6)**	0.4	**-**	-	**(1.6)**	0.4
	7.7	7.8	**-**	0.1	**7.7**	7.9

5 Exceptional items

	2006	2005
	£million	£million
Continuing operations:		
Pigments East St Louis rationalisation	**-**	(7.1)
Chromium restructure	**-**	(31.4)
Integration of Specialties and Pigments	**(1.7)**	(3.3)
Integration of Servo business	**-**	(6.5)
Disposal of business	**-**	4.6
Insurance recovery	**-**	1.1
Settlement of legal claims	**-**	(2.4)
Head office restructure	**-**	(3.4)
Curtailment gains on pension schemes	**3.7**	8.5
Release of prior year restructuring provisions	**1.0**	-
	3.0	(39.9)
Discontinued operations:		
Disposal of business	**-**	(7.8)
	3.0	(47.7)
Tax (charge)/ credit on exceptional items	**(1.3)**	(3.1)
	1.7	(50.8)

Following the implementation of adopted IFRS, the Group has decided to continue its separate presentation of certain items as exceptional. These are items which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. Exceptional items in the year, which were all administrative expenses, comprise a charge of £1.7 million to restructure further the general and administrative activities at Elementis Specialties and Pigments which resulted in a head count reduction of 34 employees. Changes to the Group's US defined benefit pension scheme and to its post retirement medical benefit scheme resulted in past service gains of £3.7 million in the year. In addition, exceptional items includes a credit of £1.0 million which relates to the release of restructuring provisions no longer required.

6 Income tax expense

	Continuing operations 2006 £million	2005 £million	Discontinued operations 2006 £million	2005 £million	2006 £million	Total 2005 £million
Current tax:						
UK corporation tax at 30%	-	(0.3)	-	-	-	(0.3)
Overseas corporation tax	1.3	0.5	-	0.1	1.3	0.6
Adjustments in respect of prior years						
United Kingdom	(0.1)	-	-	-	(0.1)	-
Overseas	(2.3)	0.3	-	(0.3)	(2.3)	-
Total current tax	(1.1)	0.5	-	(0.2)	(1.1)	0.3
Deferred tax:						
United Kingdom	-	(4.0)	-	-	-	(4.0)
Overseas	1.5	2.4	-	-	1.5	2.4
Adjustments in respect of prior years	1.0	2.1	-	0.2	1.0	2.3
ACT written off	-	2.4	-	-	-	2.4
Total deferred tax	2.5	2.9	-	0.2	2.5	3.1
Income tax expense for the year	1.4	3.4	-	-	1.4	3.4

The tax charge on profit before exceptional items was £0.1 million (2005: £0.3 million) and represents an effective tax rate on profit before exceptional items for the year to 31 December 2006 of nil (2005: 2.6 per cent). The rate is lower than the standard UK corporation tax due to the amortisation of goodwill in the US for tax purposes. Tax on exceptional items was a charge of £1.3 million (2005: £3.1 million) and this related to deferred taxation on gains of £3.7 million in respect of pension and post retirement benefit schemes.

7 Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following:

	2006 £million	2005 £million
Earnings:		
Earnings for the purpose of basic earnings per share	31.6	(38.1)
Exceptional items net of tax	(1.7)	50.3
Adjusted earnings	29.9	12.2

	2006	2005
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	439.4	434.2
Effect of dilutive share options	7.4	7.4
Weighted average number of shares for the purposes of diluted earnings per share	446.8	441.6

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2006 £million	2005 £million
Profit/(loss) for the year attributable to equity holders of the parent	31.6	(38.1)
Profit for the year from discontinued operations	-	6.7
Profit/(loss) from continuing operations	31.6	(31.4)
Exceptional items from continuing operations after minority interest	(1.7)	42.5
Adjusted earnings from continuing operations	29.9	11.1

7 Earnings per share (continued)

	2006 pence	2005 pence
Earnings per share:		
From continuing and discontinued operations:		
Basic	**7.1**	(8.8)
Diluted	**7.0**	(8.8)
Basic before exceptional items	**6.8**	2.8
Diluted before exceptional items	**6.7**	2.8
From continuing operations:		
Basic	**7.1**	(7.2)
Diluted	**7.0**	(7.2)
Basic before exceptional items	**6.8**	2.6
Diluted before exceptional items	**6.7**	2.6

END